UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
 (Amendment No. 2 )*

ActiveCare, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

005057104
(CUSIP Number)

June 11, 2012
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Richard Rosenblum
Harborview Advisors, LLC
850 Third Avenue, Suite 1801
 New York, New York 10022
 (646) 218-1400

CUSIP NO.005057104	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON: Harborview Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO.005057104	13G	Page 3 of 6 Pages

ITEM 1.

(a)	Name of Issuer
ActiveCare, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices
5095 West 2100 South, Salt Lake City, Utah 84120

ITEM 2.

(a)	Name of Person Filing

The securities previously held by Harborview Master Fund, L.P. are also reported as beneficially owned by Harborview Advisors LLC, as the general partner of Harborview Master Fund, L.P. and of Harborview Value Master Fund, L.P., and by Richard Rosenblum and David Stefansky, as the managing members of Harborview Advisors LLC. By reason of these relationships, each of Harborview Master Fund L.P., Harborview Value Master Fund L.P., Harborview Advisors LLC and Messrs. Rosenblum and Stefansky had shared power to vote, or to direct the vote, and shared power to dispose or direct the disposition of, the securities held by Harborview Master Fund L.P.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of the reporting person is c/o Harborview Advisors, LLC, 850 Third Avenue, Suite 1801, New York, New York 10022.
(c)	Citizenship
See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
005057104

CUSIP NO.005057104	13G	Page 4 of 6 Pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑ .

CUSIP NO.005057104	13G	Page 5 of 6 Pages

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON. Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not Applicable

ITEM 10.	CERTIFICATIONS.

(a)

Not Applicable

(b)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.005057104	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harborview Master Fund, L.P.

By:	Harborview Advisors, LLC
Its:	General Partner

By:	/s/ Richard Rosenblum
Name:	Richard Rosenblum
Title:	Managing Member
Date: